Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

IPO Edge Fireside Chat with GigCapital2 CEO and Cloudbreak CEO to Discuss Merger

Friday, March 5

Transcript

John Jannarone (JJ)

Hello and thank you for joining today’s special events with, which is a fireside chat with the CEO of Gig Capital Two and the CEO of Cloud Break to talk about their pending merger.

Before I introduce today’s guest, I’d like to put point everyone’s attention to something very important.

What’s holding up this deal, which is completely funded, has no cash condition remaining because of a private placement that was made is a vote to extend the review period by a couple of months.

And in order to make that happen, every investor has to cast a vote, no matter how many shares you own. And on this next slide here. I just want to point out a way to get in touch with Mackenzie Partners, who can help any investors do that, or having trouble in some cases, it’s not obvious how and you might be stuck with a long wait line with your broker. Given how big the market is, but Dan Sullivan here, who even gave out his mobile phone number, will help you with that.

And with that I’d like to introduce Doctor Raluca Dinu and she’s going to talk a little bit about the deal.

Before we talk more about the shareholder vote just so everyone understands the matter at hand, Raluca.

Raluca Dinu (RD)

John, thank you so much. Hello everybody. Thank you so much John for having us with you today. We’re here to talk to you about a tremendous opportunity of the combination between GigCapital2 UpHealth and Cloudbreak, but also to give you a status report on where we are procedurally in this combination.

We have signed the business combination agreement with UpHealth and Cloudbreak on November 23rd, 2020.

We have completed the funding. As John mentioned it is way above the minimum cash condition that we have agreed upon $285 million for combination of convert and PIPE.

We have submitted the S-4 to SEC on February 9th and we are waiting for their comments within 30 days from that.

GigCapital2 SPAC needs extension on March the 10th. We are kindly requesting your support for a three-month extension between March 10th to June 10th to allow the time to close the combination. It is only a procedural matter. It has no reflection on how strong UpHealth and Cloudbreak will be in the public market and or on the GigCapital2 SPAC. Please help us complete this process and have UpHealth go public on the New York Stock Exchange under the ticker UPH.

Every vote counts.

We are absolutely grateful to all of you and that will help us out into the process.

Then Sullivan and McKenzie Partners is our proxy solicitor.

Please send a message and state the way that you will vote, the name and the address.

Thank you so much to all of you for that.

JJ

Thanks, Raluca.

Now that we’ve spoken a bit about the procedural matter, can you just talk a bit more about the transaction for those who are watching and are not that familiar with it. What attracted you to this business and tell us also a little bit about combining a couple of companies into a bigger one.

RD

Very good question, so GigCapital Global is a team of 15 executives.

All of us entrepreneurs, all of us operators with a long experience in the business.

All of us have gone through many, many M&A.

UpHealth and Cloudbreak is a combination of four M&As on the UpHealth side and yet again another M&A together with Cloudbreak coming at the combination together with GigCapital2 is an incredibly strong company.

We have screened a lot of targets in the in the space, competitors of UpHealth. We decided against picking any of them because they didn’t meet our business or go to market criteria.

Why did we choose UpHealth? Because it reshaped the healthcare system using digital and AI technologies. Beause it generates a platform where everything else can connect into because it connects multiple parts of the healthcare system. Because they have an incredible executive team which we will do exceptionally in the public market.

JJ

That’s great now can you tell me a little bit about the business’s advantages versus competitors and others that are out there and why investors should look at this investment as opposed to some of the other alternatives.

Jamey Edwards

Sure, John, you know, I think one of the things that separates UpHealth from the field is that it’s really going to be one of the only profitable publicly traded global digital health companies.

Our focus is really on enabling local healthcare instead of building out a new continuum and the four sectors that we are going to be operating in: Integrated care management, Global TeleHealth, digital Pharmacy, and mental and behavioral health, are all purely complementary.

They’re all structured around supporting local healthcare in their mission to connect with patients and build out their digital front door. We’re not a tech enabled Medical Group, we’re a digital infrastructure for transformation, and that’s something that the health care system is really challenged with today.

We make the complex simple; the costly, cost effective; and something that is very inhumane about this system and making it more human and more personal.

JJ

Great, now I just want to step back and ask a very simple question. Forgive me if it’s if it’s too simple, but I think some some of us are a bit new to Tele health, but you know, I for instance, you know during the covid pandemic needed a doctor’s appointment and so I found a way to do a zoom call to Doctor, I got my prescription and you know I went to the pharmacy and it seemed very convenient. But is that just the beginning? How much more to it is there?

JE

You know that’s just the tip of the iceberg. The fact of the matter is, is that even prior to COVID and COVID served as this wonderful catalyst to accelerate people’s muscle memory in terms of how to use digital health tools and the value of not being able not having to go into the office and park and wait in a waiting room. But digital health before that was largely centered around in hospital telemedicine. So things like telestroke, Telepsychiatry Tele ICU. Saving millions of lives a year across the country and across the world.

But what we’ve seen as of late with COVID catalyzing digital health. That kind of breaking down the four walls of the hospital and moving care out into the home in a very decentralized way is that people are really accepting it for what it is, which is now the gold standard of healthcare isn’t necessarily the in person visit. It now might be an email. It might be a phone call. It might be a video chat. It’s all aligned to helping patients navigate the system better and create what is a better overall user experience for everybody.

JJ

That’s great now can you tell me a bit about the evolution of the technology? I mean, I remember you know, as early as the you know, late 80s, early 90s, there was a life alert thing for someone who is at home. An elderly person who fell or whatever, what’s changed since then. How much more sophisticated is this remote technology?

JE

Yeah, so telemedicine 1.0 was pick up the phone and call your doc right? Telemedicine 2.0 was adding video and some other digital or tools to it. Telemedicine 3.0 where we are today, is really about digital platforms bringing all of these different skill sets together to surround a patient with a precision care team and the level of sophistication is 10X from where we were even a few years ago in terms of the services that can be delivered from a remote patient monitoring standpoint, and the ability to actually meet patients where they are, on their terms, and also build a better experience for the provider. Let’s not forget the provider in all of this. The people that we rely on to give our care. They were largely disenfranchised with a lot of the technology that had come out previously in terms of the EMR and it not being user friendly and it getting in the way of the patient provider relationship. So UpHealth is all about building those relationships and putting easy to use digital technology at the fingertips of these clinical teams so they can meet patients where they are.

JJ

That’s great, now you know, just stepping back for a second to this code question. You know, I’ve interviewed companies that are in the delivery business and obviously there was a spike in demand for food delivery and all kinds of deliveries. We were stuck at home and what they say is that those habits will probably stay in place. That it wasn’t a spike. It was more of an acceleration in a shift towards that is there, is that a fair parallel to make with Telehealth too?

JE

Absolutely whatever phrase you want to use or analogy, the toothpaste is out of the tube. The cat’s out of the bag, whichever one you want to use. That is definitely true here in the world of health care.

You know that acceleration that we saw from COVID in, you know our own company’s product road map and building out a virtual clinic, building out a Tele quarantine solution. Doctors and patients are realizing that this is simply the next evolution of healthcare and integrating these digital tools has been a key part of it. And you know the fact of the matter is, is that healthcare has been the last of many industries to go through a digital transformation.

JJ

Great, let’s just talk for again, people who are new to this story. What your customer relationships look like? Are you talking to individuals at home or is it more of an enterprise level with a hospital or a health care provider?

JE

It’s a great question, so we are a B to B & B to B to C focused business. Our clients are absolutely the healthcare enterprise and that spans multiple markets, expands the payer market, the government agency market. It spans the health system market all the way down to the federally qualified health care clinics, but one of the great things about UpHealth is it now also includes the physician office market as well. So while patients are where we’re focused on creating a good experience, our clients, our goal there is really to enable them to build those experiences with those patients. And because we’re now tying together all of these disparate parts of the health care system into what we call a care community and delivering one UpHealth to that care community it’s really going to be a winning model in market.

JJ

Great now. Would you say that the customers we had a sticky relation with customers are these renewed contracts? Are they multi year? How does that look?

JE

Yeah, absolutely. Most of the business of UpHealth is based on contractual relationships. They are multi year agreements three to five years in terms of their term with auto renewals and typically if you look at the UpHealth divisions the churn rates are incredibly low. The platform is sticky with the average churn rates below 5% a year and with a history and track record of growing clients over time, increasing share of wallet, increasing share of services, and really being a great partner at the point of care to these health systems, federally qualified health care systems, payers and governments.

JJ

Great and I’m curious, just big picture does your business provide an opportunity to reduce costs for the for the end consumer, for the patient?

JE

Absolutely, you know you’re looking at an industry that’s $4 trillion of GDP, 17% of GDP here in the United States with similar types of statistics globally. So there’s a lot of waste and costs in this system that can absolutely be cut out by coordinating care better by allowing hospitals to open up their digital front door. You know, new hospitals that are being built today, John, or being built smaller, with more ambulatory care clinics and more telemedicine and digital health tools and that is all along the goal of what is creating a more efficient patient provider encounter and that efficiency saves real costs and drives a real ROI.

JJ

Great let’s bring Raluca back in conversation for a moment here. So why are you guys a good match for each other? Why Is GigCapital a good fit for these two businesses you’re going to combine, Raluca?

RD

John, I think Jamey is the right person to answer that, but I’ll tell you that on our end on GigCapital2 side our mission is to team with ambitious and bright entrepreneurs like Jamey and the team of UpHealth and Cloudbreak and provide ongoing support to their fast growing company from the private sector to the public market through our mentor investor playbook. We do not flip, we provide support to the company three to five years down the road. We are part of their Board of Directors and make sure the company is stable in the public market. We’re very proud of that. One example is GigCapital 1 that has combined with Kaleyra. And we’ve been with them ever since that, 2018 when we met the team of Kaleyra. Now they’ve gone through a transformational M&A and now their market cap has doubled. We’re here to stay and provide support to the transition between the private to the public market.

JJ

Great and Jamey, what do you have to say about Raluca and the GigCapital team?

JE

Yeah, look and going through this, John, we obviously interviewed many SPAC partners and we arrived with Gig because I think there was an entrepreneur to entrepreneur relationship there that really mattered to us. But two a lot of companies don’t make the transition affectively to the public markets, and you know when we were choosing between SPAC or IPO and looking at these routes, being able to go the SPAC route and team up with a team of experienced operators who were going to take a long term view and be with us linking arms to make sure that that transition went smoothly and help us create value and have a team of people who have done this before really gave us a lot of confidence that we were going to be able to execute on this well.

An example of that is you know, one, getting through the S-4 filing which was a new experience for all of us, but two, rolling through, you know how we were actually going to deal with the New York Stock Exchange, how we’re going to build out investor relations. All of those things Gig has really helped us with culminating in what was an incredibly successful capital raise of $285,000,000 to ensure that this company’s plan is funded on day one.

JJ

That’s great, you know that raises a good question I’d like to ask, especially on a day like this when investors are a little bit spooked out there in the SPAC market, why does this structure makes sense? Why was it superior in your mind to direct listing or a regular way IPO? What was it about this SPAC structure that was a good fit?

JE

I think the SPAC structure gave the UpHealth companies again more confidence in making that transition to being a public company. I think that the SPAC structure allowed us to properly price the deal in market without taking into account the whims of the market. We said we wanted to be able to partner with shareholders to grow value in our business. And that’s what drove our rollover valuation. And by the way, keep in mind here, John 92% of the equity of these companies is being rolled forward into the business. No one is looking at this like an exit. We’re looking at this as a transition to write the next chapter of UpHealth as a global digital health leader.

JJ

That’s a great point, so this is not an exit opportunity at all. You’re just transitioning to the public market.

JE

Correct.

JJ

We’ve got a question that’s coming in from the audience. Can you help us understand what the moat is to your business? How are you protected from someone else trying to do you know the same thing?

JE

Well, we’re one of the only companies in the space right now that’s actually in these four sectors and tying them together. There are people that might play in one people that might play in one or two, but we’re the only one in all four. And as we start to work the combined businesses together and all that, there’s a tremendous amount of obviously cross selling opportunities amongst the markets and amongst the businesses. And the defensible moat is really built around the fact that we’re a platform and not a point solution. So an example of that from the Cloudbreak perspective is we used language services as that tip of the spear to get into all of the hospitals and permeate our system throughout the hospital and health system market. So we have 14,000 plus video endpoints in the field. And as we started to really show our value to hospitals, they asked us to start doing more. The IT department said we like working with you, your platform works really well, you’re already in our hospitals, you’re a robust telemedicine platform. What other health disparities can you help us solve? And so we started adding telestroke and telepsychiatry and these other types of use cases onto the platform and as you add those use cases, it builds a defensible moat around any single use case, and it changes the discussion from hey can you do this for us for less money, there’s another vendor who can do it, to what else can you do for us and how efficient can you make us, and thanks for being a true partner.

JJ

Great and Raluca, I believe there’s a question that you might like to take here. Someone is asking how you compare with Multiplan and if you can talk at all about the outlook for next week’s vote.

RD

Very good question and thank you so much for that. The outlook for the vote next week is look very, we’re going there, it’s happening and everything will be will be fine by March the 3rd as the cross section of investors has changed in the last few months and we do see more individual investors rather than or a combination of individual investors and institutional investors, we are reaching out to everybody. It’s a blessing. We were grateful for everybody that participates in this transaction in this combination, but obviously in situations like this when you’re reaching out to get the vote for extension, it’s quite difficult to reach 21,000 individual investors rather than institutional investors, so every vote counts. We are very appreciative to all of you that helped us out through this extension and will now will take it successfully to the finish line.

JJ

You know, on that note, Jerrod, why don’t you just for a second, bring up that slide just to show everyone just for a little assistance here, and you know, it’s it’s just totally normal if you’re an individual investor and you’re not accustomed to voting because most of the time it probably isn’t that important, but what’s happened in this situation is that individual investors own a lot of the shares, so your votes really do count, so you can see here. You reach out to Dan Sullivan Mackenzie partners. dsullivan@mackenziepartners.com or call him. Is our phone number there in his office or a mobile? Let’s shift back to Jamey for a moment and talk about the industry a bit, Jamie. So for investors who are familiar with, say, E Commerce, you know how big is that opportunity and how fast can this transition happen? Because I remember back in the, you know, the 2000s people were talking about this shift E Commerce. But it really took a decade to get to the point where almost everyone shops online in a big way. So what’s the size in the in the growth profile?

JE

Yeah, and John I love the analogy that you’re bringing up, because if you take a look at multiple industries whether it was transportation in wayfinding with what Uber and Lyft and GPS did there. Whether it was financed and what companies like PayPal and Venmo did. Or if you take a look at retail or even now the gym, right? We all used to go to the gym every day, and now the gym has come to us.

That theme of meeting your consumer where they are is now taking a foothold in health care and so you’re talking about what is a $4 trillion opportunity just in the United States alone. Not including, you know a lot of the other nations that are out there. And again, if you take a look at UpHealth, our international strategy can bear a tremendous amount of fruit where in 10 plus nations across the world, which gives us a head start over any other publicly traded US healthcare company today, so being able to pull that all together bring these multiple markets together creates a massive opportunity.

JJ

That’s great, and I mean what about the adoption timeframe? How fast well can people shift to this? I mean, it happened faster than it did in other industries?

JE

I think it absolutely can, because we’re in a situation now that while healthcare was a slow mover, we were the turtle, not the hare, right, in terms of digital transformation, I think we’re sitting in a position where COVID has changed all that and really created this opportunity where everyone’s walking around. If you look at the basic fundamentals, were all walking around with their supercomputer on our hip now. Even Gramma knows how to use her iPad, and so I think that the barriers that were preventing healthcare from accelerating this digital transformation are now down. And so now we’re seeing it kind of really take hold and as I mentioned before, the toothpaste is out of the tube here, I think we’re going to see a lot of growth going forward. We’re still in the early innings of digital health adoption, and to me, that’s the opportunity.

JJ

Great, we’ve got a couple more questions coming into the audience, but I’ve got one for you. From an investor’s perspective, you know I talked to a lot of people and I frankly feel the same way sometimes we’re a little bit nervous when it comes to the health care industry, you know, or biotech or pharma because there are all these regulations. How do you help people get past that? Should we be looking more as a technology company and how much do I really need to think about healthcare and all the complexity?

JE

Yeah, look. I mean we’re a digital health infrastructure company with a mix of service lines and I think the difference between healthcare and other industries is that in healthcare it’s much more difficult to be a pure SaaS model. You need to be pairing it with some form of service, and we’ve done that. So as and if you look at the growth of the company over time, you know the highest growing sectors of UpHealth have the highest margin sectors of UpHealth. It’s going to be global Tele health, integrated care management, and those types of software, again paired with some sort of service around it. You know, I happen to think that yeah, while we’re a technology driven business, how you get comfortable with Healthcare is seeing what’s happening every day in market and the fact that we are now using more of these tools and they have become far more commonplace than they ever have in the past. And that trend is only going to continue.

JJ

Great, can you talk a little bit more in detail about the synergies between the different platforms? I mean, you hear the word synergy thrown around a lot, but I think that someone in the audience wants to understand exactly how that works.

JE

Yeah, I’ll tell you today that UpHealth is really about a revenue synergy story even more than it’s about a cost synergy story, because there aren’t a lot of you know crossover costs amongst all these industry leaders that we’re going to be cutting out of the business, and so that’s not the story.

The story is about building sustainable, competitive advantage on the revenue side and the way that we do that is by pairing these businesses together into what we call one UpHealth, which is our one-Stop shop solution, and that solution includes population health and chronic care management, and dealing with those really complex cases and again tying together disparate parts of the health care continuum into what is a care community, a digitally enabled care community. It’s the global Tele Health side of the business where one of our divisions has really created a brand new model of care that we call the digitally driven encounter and that’s going to be used in emerging markets to help them leapfrog the fact that they don’t have wired infrastructure in place and instead the same way that you know they left Prague wired infrastructure in the communications industry and went straight to cellular in the same way those nations are going to be able to be digital first healthcare systems and be built out In a new type of way on the Vanguard of what’s happening. So when we talk about the synergies, there’s obviously a lot of cross selling that can happen between the businesses. We’re going to be building best in class corporate services but the technology platforms that we’ve created have all been built on the latest lightweight technology stacks. We’re not talking about old AS400 legacy systems here. We’re talking about systems that have been built with microservices and APIs that make them not only easy for us to integrate internally, but also easy to integrate with the systems that are already in the hospital.

JJ

Great, we’ve got a good question here, which I think at its core is driving at scalability. Someone is asking how customized are your solutions for each client versus a prefabricated thing, and if they are customized, how much does that involve in terms of software engineering time?

JE

Yeah, it’s a great question, so I would tell you that our systems are all very customizable, but more in a configurable type of situation. So if you were going to compare us to someone almost like a Salesforce, you could buy Salesforce off the shelf, or you can engage Salesforce professional services to give you a customized platform. We’re going to operate in very much a similar way. We have a bunch of modules that have already been built. We view them as pieces of the puzzle. Or to use an analogy of LEGO’s different Lego bricks that fit together seamlessly, and we can configure them in a customized fashion to fit our consumer needs. To the degree that our client needs further customization on UI look and feel or on a workflow we have workflow engines and UI people that can help them do that and affect what is a truly customized telemedicine solution and digital health solution that fits their exact strategy.

JJ

Great, I want to step back to the vote itself for just one moment. I just want to remind everyone and Raluca correct me if I’m wrong. The important point to take away here is that the cash condition is satisfied because of the PIPE transaction that was done. So this is really just about asking for two more months to complete basically cross the T’s and dot the I’s the eyes on the merger itself is that right?

RD

That is correct, John the S-4 was quite large and I know that the SEC is super busy these days. We are only asking for an extension to be able to complete the review and make sure we’re responding back to the SEC. It’s only a procedural matter, has nothing to do with the with the health of any of the two companies coming together at the combination date. And thank you so much for bringing it up. We do request everybody to help us out through this so we can finish this great combination and have the company in the public market and New York Stock Exchange.

JJ

Great, let’s talk about the business a little bit more with Jamey, we’ve only got a few minutes left. Let’s let’s talk about your growth plan. So obviously you know you like to pick up new customers, but can you can we look at geographic and perhaps even international expansion, and is you know M&A ever gonna be part of the story?

JE

Yes, yes and yes. Obviously I think something that we need to be as a business is very disciplined in terms of our strategy, and so we’ve already created M&A criteria to help us sift through what are is a pretty big backlog of opportunity from an M&A standpoint, but we’re going to make sure that we’ve laid out the whole company, figured out if we have any gaps and then work to fill those gaps in a very cost effective way by finding companies that are like minded, mission driven and fit our criteria of being a creative on day one. When it comes to growing the business, each company’s growth plan is what’s reflected in our deck and in our projections. That’s what’s reflected in the 60 plus percent CAGR that you see from a revenue standpoint. But there’s also this synergy opportunity over and above that, and so I think when you talk about investing in UpHealth, there’s a lot of confidence that we have in the growth plan moving forward. You had mentioned before the contracts. A lot of the contracted revenue is already in place and so what we’re really managing is like that bookings to revenue conversion cycle and making sure we can get these contracts implemented on time. But there’s a huge huge growth plan in front of us right now that we’re in the process of executing as we speak.

RD

We didn’t stress enough how profitable and what a tremendous growth UpHealth has compared to the other participants in the same vertical trying to get to the public market or the ones that have already done that recently. So super super profitable company. Very very happy to partner with Jamey and his team in this adventure.

JE

Yeah, if you take a look at from Raluca’s point, if you take a look at our growth rate of around 70% in terms of our CAGR, and you compare that we’re sitting just behind you know, basically Teladoc is as the industry leader right there. So from that standpoint, we’re pretty proud of that, and then our EBITDA margins compare very favorably to the rest of the digital health market as well. And what you’re going to see in the out years once we get past 2021 is the operating leverage in the business, really taking shape because in 2021 we’re going to be making some investments in the platform and in some of our corporate services. But once you get past that into 2022 and 23 and beyond, the operating leverage really takes hold and drives margins up.

JJ

Great and I won’t ask you guys to comment on this, but I’ll point out that teledoc trades about three times the multiple. We’ve got a question in here Jamey I had as Anthony here says Jamey mentioned his video endpoints for translation, are these proprietary video terminals that you sell or do you allow customers use their own devices and as a follow up, are your translators working in House or they contracted?

JE

OK, so First off our go to market is the iPad Pro and we put those into the fields and we put more iPad Pros into the field than really any other company in healthcare. So thousands and thousands of devices. They’re typically an iPad on an IV pole. They might have a battery on them, etc for extended life, but the iPad Pro is actually a great telemedicine device, that being said, we have built out the platform so it’s available on iOS, PC or android and in a bring your own device environment, we’ve absolutely built out integrations with other platforms, so we’ve had a partnership with a company called One View that allows our services to be on the TV screens in the hospital room, or the bedside tablets in a hospital room. We have a partnership with another company called Caregility, which is a leading telemedicine company to bring our language services on to those platforms as well. When it comes to the language services, you know it is our own network of interpreters. It’s a mixture of employed and independent contractor interpreters, and there are thousands and thousands available in over 250 languages, and we’re really proud of being able to use that as if you will the oil in the engine, and when you think about the international model, what ties us together as culture is language and so being able to offer these different languages from health disparities standpoint and tie together these disparate systems, not just with technology, but with people is a huge advantage of UpHealth.

JJ

That’s great, there’s a question here. From Sean, he said. Just to clarify, you still have institutional investors, and I think I can answer that myself, and that $285 million placement is institutional. I think that Sean the reason we’re talking about retail individual investors because there are a lot of them that hold a significant percentage of the float, and that’s why their vote is needed. Is that right, Raluca?

Right on absolutely John, we do have a lot of institutional investors, very grateful to everybody. We’re trying to reach many of the individual investors are not necessarily very connected to the public Market Day in and day out and may miss this event even though we definitely need them right now.

JJ

Great, well, I think we’re almost ready to wrap up here, but what I would say to anyone else who’s got questions about the business itself. You can email me personally at editor@ipo-edge.com and I can connect you with either these two folks or someone else from the company. I’m sure they’ll be happy to help you out, but Jerrod, if you would just one last time, let’s bring up this screen with Dan’s mobile phone number on it? For those of you who are having any trouble finding out how to vote, which is understandable, because if you try to call Fidelity or Charles Schwab right now, you’re probably on hold for 45 minutes. Dan Sullivan can give you a hand, and with that I just like to thank everyone for attending today and especially our two guests Doctor Raluca Dinu and Jamey Edwards. Thank you everyone and like I said feel free to reach out to us if you have any follow-ups and there will be a replay posted within an hour or two on ipoedge.com for anyone who wants to watch us again or miss the first time. Thanks everyone.

JE

Thank you John.

RD

Thank you so much John.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.